SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2003	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES: SETTING THE STANDARD IN THE IP WORLD

Montreal (Quebec), December 17, 2003-- Bell Canada Enterprises (NYSE/TSX: BCE) President and Chief Executive Officer Michael Sabia outlined today the company’s strategy to become a world-leading Internet Protocol (IP) based communications company. Mr. Sabia was speaking in Toronto, Ontario at the company’s annual presentation to the financial community.

Mr. Sabia said Bell clearly sees its environment as "Not Telecom as Usual", and is determined to lead change in the industry, not merely adapt to it. Mr. Sabia said Bell will meet head-on the opportunity to set the industry standard in the IP World and bring all of its resources into play to capture the full potential of IP based communications.

"It's clear the future for the industry is IP," said Mr. Sabia. "It's also clear that we are equipped like no other to lead. We have the people, the networks, the technical and marketing expertise, the financial stability and a vast customer base to ensure that Canadians will be among the first to access the emerging services of our IP future. The company is solidly engaged, and we have the plans and the proven ability to execute to support our determination to compete and win in an IP World."

Bell's overall objective is to migrate 100 per cent of its traffic onto a national IP backbone network within three years, with 90 per cent of its customers having access to a full suite of value-added IP services. IP based communications will provide increased value to Bell's customers through inter-operability, simpler provisioning, greater self service and multimedia Internet. It will also provide the company with significant opportunities to reduce costs in the future.

"We made significant progress in 2003." said Mr. Sabia. "Progress that laid the foundation, as we aggressively build a new chapter in Bell Canada's history. The three distinct business units that we formed increased the speed with which we serve our customers and bring innovative solutions to the market."

"Going forward, into 2004 and beyond, Bell will continue to be at the forefront of meeting customers' changing communications needs, which will be defined by solutions, not just products," continued Mr. Sabia. "Bell Canada will focus on innovation, simplicity and service. Through increased efficiency, the company will build a competitive cost structure for an IP World."

Mr. Sabia said the changes under way are significant and the benefits of those changes will not be felt immediately. "The impact of what we are working towards will not be seen overnight," he said, "but we're convinced we are moving the company in the right direction."

Serving our Customers

"Our integrated business plan will hone-in on the company's strengths in service and brand equity. We are determined to become an agile company in an increasingly competitive marketplace and to further grow our consumer and business segments in 2004," said Mr. Sabia.

"In the consumer market, Bell is aiming to `win' the broadband home by harnessing the `power of One': one company, one brand, one point of contact ," said Pierre Blouin, Group President, Consumer Markets, Bell Canada. "Our detailed plan includes the following strategic imperatives:

•	By the end of 2005 we intend to double the number of households that use three or four of our key services and we'll also reduce in-store activation times by more than 50 per cent
•	We will continue our focus on simplicity and service through initiatives such as a unified marketing strategy for all consumer products and services, attractive bundles and one stop shopping
•	We will build on our innovation and growth momentum by expanding our DSL footprint and delivering on Push-to-Talk wireless handsets, MSN-Sympatico next-generation tools
•	We will launch a consumer VOIP market trial in early 2004, and
•	We will better bring the best television service to Canadians. This includes enhancing the ExpressVu value proposition, progressing with IPTV trials, and further expanding video to MDU's."

"For small and medium businesses, we will become their information technology advisor," said Karen Sheriff, President, Small and Medium Business, Bell Canada. "Over the next two years, our objectives are to double customers with two or more services and to cut in half the time it takes to serve our customers, with initiatives such as:

•	Improving customer service through faster response times, faster installation and faster problem resolution
•	Moving small and medium business into new technologies such as VoIP and WiFi
•	Increasing full-suite solutions and the speed for customer responses, installations and resolutions, and
•	Optimizing our sales force to enhance our coverage and selling time."

"With Enterprise, we'll focus on transforming the business from providing connectivity to delivering value-added services to customers," said Isabelle Courville, President, Enterprise Business, Bell Canada. "Our mid-term goals include:

•	Delivering value-added services to at least 80 per cent of our customers by 2005
•	The development of an IP migration plan for each of our enterprise accounts in 2004, and
•	Improving billing and customer service processes."

Mr. Sabia also said Bell will make its national reach a priority by taking full ownership of Bell West and intensifying its focus in the attractive Western Canadian market. Bell Canada will further cooperate with Aliant to improve synergies for both companies.

Annual Presentation to Financial Community

Mr. Sabia will be joined today by other BCE executives for the company's annual presentation to the financial community. The event is being webcast live on the BCE site: www.bce.ca.

At the conference, Mr. Sabia and other executives will review the company’s plans and priorities for the coming year. BCE’s and Bell Canada’s Chief Financial Officer, Siim Vanaselja will present consolidated guidance for full year 2004 as follows:

•	Revenue growth comparable to 2003 growth
•	Mid-to-high single digit growth in earnings per share (before net investment gains/losses, impairment or restructuring charges)
•	Free cash flow(1) (cash from operating activities less capital expenditures, total dividends and other investing activities) of approximately $1 billion, mainly from recurring sources
•	Bell Canada capital intensity (capital expenditures as a percentage of revenues) of 17% to 18%
•	Wireless subscriber growth outperforming the projected market growth rate of around 8%
•	DSL net additions comparable to those achieved in 2003, and
•	DTH subscriber growth of mid-to-high single digit.

Dividend Policy

The BCE Board of Directors will continue to assess the current dividend throughout the coming year. Any possible future increases would be balanced against maintaining the company’s flexibility for investment in operations and continued debt reduction.

Full Ownership of Bell West

Bell Canada expects to take full control of Bell West Inc. in 2004. It will purchase the 40% now held by Manitoba Telecom Services. MTS confirmed today that subject to the approval of its Board of Directors, it intends to exercise its put option in February 2004. The amount payable is due 180 days after MTS notifies Bell of its decision to exercise its option and is estimated to be $650 million. Bell Canada intends to use internally generated funds to pay for this acquisition. Bell currently intends to maintain its approximate 22% ownership level in MTS and will maintain its operating alliance agreements with MTS.

Confirmation of Financial Guidance for 2003

The company reiterated its expectation to meet previously stated full year 2003 guidance(2), adjusted for the treatment of Stratos Global as a discontinued operation (due to the expected closing of the sale of Stratos by Aliant on December 29, 2003):

•	Revenue of approximately $19.2 billion
•	Earnings per share (before investment gains/losses, impairment or restructuring charges) of approximately $1.90, which includes an expected $0.04 impact from the increase in the Ontario tax rate
•	Free cash flow(3) (cash from operating activities less capital expenditures and total dividends) of greater than $1 billion including significant non-recurring components, and
•	Bell Canada capital intensity of approximately 17%.

Live Webcast

BCE's 2004 Business Review conference is scheduled to commence at 8:30 a.m. Eastern time today. A webcast of the conference will also be available. Interested investors and other individuals may participate in the conference via the webcast from BCE's Web site at www.bce.ca. A copy of the presentations can be downloaded from BCE’s Web site. The webcast and the presentations will also be archived on BCE's Web site.

Media Conference

The media can participate on a listen-only basis during the conference for financial analysts. No cameras will be allowed in the main conference room area. Following the conference with financial analysts, a media question and answer session will be held. The media conference is expected to begin after the end of the conference for investors, at around 1:30 PM Eastern, on Wednesday, December 17. The media can: attend in person at the Westin Harbour Castle Convention Centre, Bay Room, One Harbour Square, Toronto; listen to a live audio Webcast of the event on our Web site at www.bce.ca; or, participate via conference call by dialing 1-888-575-8232 just prior to 1:30 PM.

About BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, financial guidance, anticipated growth in subscribers, our plans and strategies and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: the ability of our plans and strategies, based on driving innovation, simplicity and efficiency in everything we do, to produce the expected benefits and growth prospects; general economic and market conditions and the level of consumer confidence and spending; the intensity of competitive activity from both traditional and new competitors, including cross-platform competition, which is anticipated to intensify following the introduction of new technologies such as Voice over Internet Protocol (VoIP), and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the ability to anticipate, and respond to, changes in technology and industry standards and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; the impact of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including further decisions by the CRTC affecting our ability to compete effectively with current and new competitors; the ability to manage costs, generate productivity improvements and contain capital intensity while maintaining quality of service; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; our ability to retain major customers; our ability to make strategic acquisitions resulting in sustainable growth; the risk of low returns on pension plan assets; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; stock market volatility; the availability of, and ability to retain, key personnel; the ability to manage effectively labour relations; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 17, 2003 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of December 17, 2003 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:

Nick Kaminaris Communications (514) 786-3908 Web Site: www.bce.ca	Sophie Argiriou Investor Relations (514) 786-8145

(1) The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as cash from operating activities less capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period. We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. Free cash flow allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. For 2004, we expect to generate approximately $1 billion in free cash flow. This amount reflects expected cash from operating activities of approximately $5.5 billion less capital expenditures, total dividends and other investing activities.

(2) BCE's 2003 guidance includes guidance on EBITDA. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (expense) credit and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period. We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (expense) credit and restructuring and other charges. We exclude amortization expense and net benefit plans (expense) credit because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company's pension plans. We exclude restructuring and other charges because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company's ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of our previously stated full year 2003 guidance for EBITDA to operating income on a consolidated basis:

EBITDA		$7.4 billion - $7.8 billion

Less:	Amortization expense	Approximately $3.2 billion

	Net benefit plans expense	Approximately $170 million

Operating income		$4.0 billion - $4.4 billion

(3) The following is a reconciliation of our guidance for free cash flow to cash from operating activities for the year ended December 31, 2003:

Free cash flow		Greater than $1 billion

Add:	Capital expenditures	Approximately $3.2 billion

	Total dividends	Approximately $1.3 billion

Cash from operating activities		Greater than $5.5 billion

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: December 17, 2003